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                             March 18, 2024

       Jie Xiao
       Chief Executive Officer
       YSX Tech Co., Ltd
       401, 4 / F, Building 12
       1601 South Guangzhou Avenue
       Haizhu District, Guangzhou, Guangdong, PRC

                                                        Re: YSX Tech Co., Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted February
26, 2023
                                                            File No. 377-06871

       Dear Jie Xiao:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 16, 2024 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1 submitted February 26, 2023

       Capitalization, page 54

   1. Please revise to include the long-term loans that are presented on your September 30,
                                                        2023 balance sheet on
your table of capitalization. Refer to Item 3.B of Form 20-F for guidance.
 Jie Xiao
FirstName
YSX Tech LastName
           Co., Ltd Jie Xiao
Comapany
March      NameYSX Tech Co., Ltd
       18, 2024
March2 18, 2024 Page 2
Page
FirstName LastName
       Please contact Patrick Kuhn at 202-551-3308 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact
Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Linda Ni